SKADDEN, ARPS, SLATE, MEAGHER & FLOM

	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
WILL H. CAI ^		CHICAGO
GEOFFREY CHAN *	TEL: (852) 3740-4700	HOUSTON
ANDREW L. FOSTER *	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
FRANKFURT
^ (ALSO ADMITTED IN CALIFORNIA)		LONDON
♦(ALSO ADMITTED IN ENGLAND & WALES)		MOSCOW
*(ALSO ADMITTED IN NEW YORK)		MUNICH
PARIS
REGISTERED FOREIGN LAWYERS		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
BRADLEY A. KLEIN (ILLINOIS)		SHANGHAI
SINGAPORE
TOKYO
TORONTO

June 26, 2018

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Viomi Technology Co., Ltd
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Viomi Technology Co., Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and 2017 and for the two years ended December 31, 2017. As an emerging growth company, the Company has omitted its financial statements for 2015, and has also omitted the selected financial information for the years before 2016.

*              *              *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com, or, Alex Chan, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 20 3819 2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP  is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:                                Xiaoping Chen , Chairman of the Board of Directors and Chief Executive Officer, Viomi Technology Co., Ltd

Zhigang Yang , Vice President of Finance, Viomi Technology Co., Ltd

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alex Chan, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP